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                             January 26, 2024

       Alexander Ketterl
       Chief Executive Officer
       Heramba Electric plc
       Kiepe Platz 1
       D-40599 D  sseldorf
       Germany

                                                        Re: Heramba Electric
plc
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed January 16,
2024
                                                            File No. 333-275903

       Dear Alexander Ketterl:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 1 to Form F-4 filed January 16, 2024

       Risk Factors
       We rely on a limited number of suppliers and manufacturers for our products..., page 15

   1. We note your response to prior comment 3. Please revise your disclosure to discuss known trends or
uncertainties resulting from mitigation efforts, if any. Explain whether any mitigation efforts
introduce new material risk, including those related to product quality, reliability,
or regulatory approval of products.
 Alexander Ketterl
FirstName  LastNameAlexander Ketterl
Heramba Electric  plc
Comapany
January 26,NameHeramba
            2024        Electric plc
January
Page 2 26, 2024 Page 2
FirstName LastName
General

2. We note your response to prior comment 17. Please revise your disclosure to discuss how the waiver of deferred underwriting commissions was obtained. Please clearly indicate which party, identifying that party by name, initiated the request for the waiver and their reasons for doing so.
3.       Please update your compensation disclosure for 2023.
4. We note your response to prior comment 16. It is our understanding that J.P. Morgan resigned. If so, revise to state so directly.
       Please contact Jeff Gordon at 202-551-3866 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Nick S. Dhesi